Haseltine Law Office

1629 K St, NW, Suite 300
Washington, DC 20006
703 627 2652; fax 703 372 5173
Email: william@wbhlaw.net

611 E Glenoaks Blvd
Glendale, CA 91207
703 627 2652; fax 703 372 5173
URL: www.wbhlaw.net

June 21, 2011

Mark P. Shuman, Branch Chief – Legal
United States Securities and Exchange Commission
Washington, DC 20549

RE:	OICco Acquisition III, Inc.
Amendment No. 8 to Registration Statement on Form S-1
Filed June 21, 2011
File No. 333-168185

Dear Mr. Shuman:

Thank you for your letter of June 17, 2011, regarding the above registration statement.  Each comment has been addressed as set forth below, and in Amendment No. 8 to Form S-1 filed herewith, as requested by your comment letter.  Specific answers to your comments are set forth below.

SEC Comment

“1.           In response to prior comment 2, you . . . Part I of your filing.”

There never was an “issuance” by the company to Mr. Haseltine.  The disclosure in Item 15 of Amendment #6 was changed incorrectly from previous amendments and the original filing, and has been readjusted accordingly.  Mr. Davis sought to compensate Mr. Haseltine for services rendered in part through private transfer of 800,000 shares of the company that are already issued to Mr. Davis.  Page II-1 of Amendment #6 contained incorrect disclosures in that the shares in question had already been issued to Mr. Davis.  After your comment pointing out this problem, Mr. Haseltine’s compensation was renegotiated to include cash rather than shares.  In order to maintain consistency and to avoid unnecessary complication, Mr. Haseltine has agreed to modify the agreement whereby Mr. Davis transferred shares to him for compensation, and the parties have agreed to cash compensation.  Relevant portions of the filing have been corrected to reflect these developments.  Financial statements will not have to be changed since no further issuance of shares has been conducted.

Mark P. Shuman
June 21, 2011

Cover Page

“2.           Please expand the first sentence . . . of the escrow agent.”

The second sentence has been expanded to clarify this point.

“3.           Please further revise . . . more concisely presented.”

The limitations and availability of the ten percent fee are more clearly described as requested.  The disclosure relating to the escrow and the distribution of escrowed funds has been reformatted as requested.  The entire cover page has been presented in a more concise manner.  Sections have been moved for logical consistency, redundant passages have been removed and language has been clarified.

“4.           Consistent with . . . conditions are satisfied.”

The second sentence of the first paragraph of the cover page has been revised to clearly reflect this comment.

Risk Factors

“5.           To enable us to . . . without reference to the webpage.”

A copy of the order is attached.  The location cited for the order has been corrected, and it is stated that there is no charge for accessing the website noted.

Interim Financial Statements

“6.           We note that the Statement of Cash Flows . . . your registration statement.”

The inadvertent listing of an incorrect date that you note has been corrected.

“7.           Counsel expresses . . . issued and outstanding.”

The opinion has been adjusted according to your comment.  It is being refilled a Exhibit 5.1.

Mark P. Shuman
June 21, 2011

“8.           We note that . . . audit report.”

The consent specified that the audit report only covers the audited period which was from March 31, 2010 through December 31, 2010. However, the S-1 also included unaudited interim financials for the 3 months ended March 31, 2011, which we reviewed. Our wordings were meant to express that we allow the company to include our audit report and audited financials that are from March 31, 2010 to December 31, 2010 in their S-1, which covers the period from March 31, 2010 all the way to March 31, 2011.

Sincerely,

/s/William B. Haseltine/
William B. Haseltine